UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29913/ January 4, 2012

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In the Matter of

WELLS FARGO BANK, N.A.
101 North Phillips Avenue
Sioux Falls, SD 57104

FIRST INTERNATIONAL ADVISORS, LLC
30 Fenchurch Street
London, England
UK EC3M 3BD

METROPOLITAN WEST CAPITAL MANAGEMENT, LLC
610 Newport Center Drive
Suite 1000
Newport Beach, CA 92660

GOLDEN CAPITAL MANAGEMENT, LLC
5 Resource Square
Suite 400
10715 David Taylor Drive
Charlotte, NC 28262

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
401 South Tryon Street
Charlotte, NC 28288

ALTERNATIVE STRATEGIES GROUP, INC.
401 South Tryon Street, TH 3
Charlotte, NC 28288

WELLS FARGO FUNDS MANAGEMENT, LLC
525 Market Street, 12th Floor
San Francisco, CA 94105

WELLS CAPITAL MANAGEMENT INCORPORATED
525 Market Street, 10th Floor
San Francisco, CA 94105

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PEREGRINE CAPITAL MANAGEMENT, INC.	)
800 LaSalle Avenue, Suite 1850	)
Minneapolis, MN 55402	)
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GALLIARD CAPITAL MANAGEMENT, INC.	)
800 LaSalle Avenue, Suite 1100	)
Minneapolis, MN 55402	)
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NELSON CAPITAL MANAGEMENT	)
1860 Embarcadero Road, #140	)
Palo Alto, CA 94303	)
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WELLS FARGO FUNDS DISTRIBUTOR, LLC	)
525 Market Street, 12th Floor	)
San Francisco, CA 94105	)
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(812-13987)	)
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ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Wells Fargo Bank, N.A. ("Wells Fargo Bank"), First International Advisors, LLC, Metropolitan West Capital Management, LLC, Golden Capital Management, LLC, Alternative Strategies Brokerage Services, Inc., Alternative Strategies Group, Inc., Wells Fargo Funds Management, LLC, Wells Capital Management Incorporated, Peregrine Capital Management, Inc., Galliard Capital Management, Inc., Nelson Capital Management, and Wells Fargo Funds Distributor, LLC (collectively, "Applicants") filed an application on December 8, 2011 and two amendments to the application on December 9, 2011, requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting Applicants and any other company of which Wells Fargo Bank is or hereafter becomes an affiliated person (together with Applicants, "Covered Persons") from section 9(a) of the Act with respect to an injunction entered by the United States District Court for the District of New Jersey on December 9, 2011, against Wells Fargo Bank.

On December 9, 2011, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 29881) until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application, as amended, filed by Wells Fargo Bank, N.A., et al. (File No. 812-13987), that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, as amended, entered by the United States District Court for the District of New Jersey on December 9, 2011.

By the Commission.

Elizabeth M. Murphy
Secretary